Mail Stop 4561

August 11, 2009

Thomas J. Stallings
Chief Executive Officer
Easylink Services International Corporation
6025 The Corners Parkway, Suite 100
Norcross, Georgia 30092

Re: Easylink Services International Corporation
Form 10-K for the fiscal year ended July 31, 2008
Filed October 21, 2008
File No. 000-24996

Dear Mr. Stallings:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                                                    Sincerely,

                                                    Stephen Krikorian
                                                    Accounting Branch Chief